ENVOY MEDICAL, INC.

4875 White Bear Lake Parkway

White Bear Lake, MN 55110

December 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Robert Augustin

Re:	Envoy Medical, Inc. Registration Statement on Form S-1 File Number: 333- 290927

Dear Mr. Augustin:

On behalf of Envoy Medical, Inc., the undersigned respectfully requests that the above-referenced registration statement be declared effective at 4:00 p.m., Washington, D.C. time, on December 30, 2025, or as soon thereafter as is practicable.

Sincerely,

ENVOY MEDICAL, INC.

By:	/s/ Brent Lucas
Brent Lucas
Chief Executive Officer